November 18, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Attention:       Mara Ransom

Assistant Director

Re:                             CVSL Inc.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 31, 2014

File No. 000-52818

Dear Ms. Ransom:

Reference is made to the above-captioned filing.

We acknowledge that the adequacy and accuracy of the disclosure in our filing is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filing.  We further acknowledge that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

Sincerely,

CVSL INC.

John Rochon, Jr.
Vice Chairman and Director

2400 North Dallas Parkway, Suite 230	Hertensteinstrasse 51
Plano, TX 75093	6004 Luzern, Switzerland
(972) 398-7120	41 (0) 41 562 5870